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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 1 )


                          BLC FINANCIAL SERVICES, INC.
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                                (Name of Issuer)

               COMMON STOCK                                   055 490 10 6
---------------------------------------------  ---------------------------------
      (Title of class of securities)                         (CUSIP number)


                                 ROBERT C. MCGEE
                           BLC FINANCIAL NETWORK, INC.
                           1301 NORTH HAMILTON STREET
                                    SUITE 200
                            RICHMOND, VIRGINIA 23230
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      (Name, address and telephone number of person authorized to receive notices and communications)


                                  MARCH 8, 1998
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             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_].

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: When filing this statement in paper form, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



                        (Continued on following page(s))

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NYFS12...:\99\26799\0004\1898\SCH4178Y.450

--------------------------------------------------------           --------------------------------------
CUSIP No.               055 490 10 6                        13D                  Page 2 of 5
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
      1        NAME OF REPORTING PERSON:                 ROBERT C. MCGEE

               I.R.S. IDENTIFICATION NO.
               OF ABOVE PERSON:
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                 (A) [_]
                                                                                                 (B) [_]
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      3        SEC USE ONLY

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      4        SOURCE OF FUNDS:            NOT APPLICABLE

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      5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                     [_]
               TO ITEM 2(d) OR 2(e):
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      6        CITIZENSHIP OR PLACE OF                   UNITED STATES OF AMERICA
               ORGANIZATION:

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      NUMBER OF           7    SOLE VOTING POWER:                   1,996,296
        SHARES
                       ----------------------------------------------------------------------------------
     BENEFICIALLY         8    SHARED VOTING POWER:                 0
       OWNED BY
                       ----------------------------------------------------------------------------------
         EACH             9    SOLE DISPOSITIVE POWER:              1,996,296
      REPORTING
                       ----------------------------------------------------------------------------------
     PERSON WITH         10    SHARED DISPOSITIVE POWER:            0

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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY               1,996,296
               REPORTING PERSON:

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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                       [  ]
               SHARES:

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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                         10.39%

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     14        TYPE OF REPORTING PERSON:                 IN

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

ITEM 1. SECURITY AND ISSUER.

                  This Statement constitutes Amendment No. 1 to the Statement on
            Schedule 13D filed with the Securities and Exchange Commission ("Schedule 13D") with respect to the common stock, $.01 par value (the "Common Stock"), of BLC Financial Services, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is located at 645 Madison Avenue, New York, New York 10022.

ITEM 2. IDENTITY AND BACKGROUND.

            Names of Reporting Person:
            --------------------------
            Robert C. McGee

            Address of Reporting Person:
            ----------------------------
            Robert C. McGee
            BLC Financial Network, Inc.
            1301 North Hamilton Street
            Suite 200
            Richmond, Virginia 23230

            Employment Information of Reporting Person:
            -------------------------------------------
            Robert C. McGee is a consultant to BLC Financial Network, Inc., a wholly-owned loan origination subsidiary of the Company.

            Criminal Proceeding:
            --------------------
                  The Reporting Person has not been convicted in a criminal
            proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

            Civil Proceeding:
            -----------------
                  The Reporting Person has not been a party to a civil
            proceeding of a judicial or administrative body of competent jurisdictions and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws during the past five years.

            Citizenship of Reporting Person:
            --------------------------------
            United States of America




                                   Page 3 of 5 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            Not applicable.

ITEM 4. PURPOSE OF TRANSACTION.

            Not applicable.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The Reporting Person beneficially owns (i) 1,808,821
            shares owned directly by Robert C. McGee and (ii) 187,475 shares that may be acquired upon the exercise of certain warrants owned by Robert C. McGee. Mr. McGee disclaims beneficial ownership of the shares that may be acquired on the exercise of options or warrants owned by his son, R. Matthew McGee.

                  (b) The Reporting Person has sole voting and dispositive power with respect to 1,996,296 shares of Common Stock. The Reporting Person does not have shared voting and dispositive power with respect to any shares of Common Stock.

                  (c)  None.

                  (d) Others with right to receive or power to direct the
            receipt of dividends from, or proceeds from, the sale of securities:
            [Please provide.]

                  (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            Not applicable.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

            Not applicable.



                                   Page 4 of 5 Pages

                                   SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  May 26, 1998

                                                /s/ Robert C. McGee
                                                ------------------------
                                                Robert C. McGee




                                   Page 5 of 5 Pages